

April 23, 2013

Via E-mail
Mr. Saumen Chakraborty
Chief Financial Officer
Dr. Reddy's Laboratories Limited
8-2-337, Road No.3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034
India

Re: **Dr. Reddy's Laboratories Limited**
         Form 20-F for the Fiscal Year Ended March 31, 2012
         Filed July 18, 2012
         Form 6-K for the Quarter Ended December 31, 2012
         Filed February 26, 2013
         File No. 001-15182

Dear Mr. Chakraborty:

We have reviewed your March 25, 2013 response to our March 12, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
5.A. Operating Results
Fiscal Year Ended March 31, 2012 Compared to fiscal Year Ended March 31, 2011
Revenues, page 68

1. We acknowledge your response to our comment 1.e. If the timing of product launches cannot be reliably determined, please disclose the facts and circumstances that prevent their determination or cross-reference to a discussion provided elsewhere in the filing.

<u>Form 6-K for the quarter ended December 31, 2012</u>
<u>Item 3. Liquidity and Capital Resources, page 52</u>

2. Please explain to us why days' sales outstanding at September 30, 2012 decreased to 84 days from 89 days at June 30, 2012 and then further increased to 86 days at December 31, 2012. Tell us your consideration of explaining in Form 6-K changes in days' sales outstanding from the previous quarter in addition to explaining changes from one year prior.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant